The Dreyfus Fund Incorporated

SEMIANNUAL REPORT

June 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for The Dreyfus Fund Incorporated, covering the six-month period from January 1, 2007, through June 30, 2007.

The U.S. economy produced mixed signals over the first half of 2007, causing investor sentiment to swing from concerns regarding a domestic economic slowdown stemming from slumping housing markets to worries about mounting inflationary pressures in an environment of robust global growth. However, more recent data have provided stronger signals that a "soft landing" is likely for the U.S. economy. The rate of decline in residential construction is becoming less severe, the industrial inventory slowdown is fading and capital goods orders have strengthened. What's more, a generally rising stock market over the past six months has helped to offset any negative "wealth effect" from the weak housing market.

Should these trends persist, we expect U.S. economic growth to hover slightly below long-term averages during the second half of this year. A moderate economic growth rate and gradually receding inflationary pressures may keep the Federal Reserve Board on the sidelines and support corporate profits through year-end. As always, your financial advisor can help you position your equity investments for these and other developments.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
July 16, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2007, through June 30, 2007, as provided by Sean P. Fitzgibbon, Portfolio Manager

Market and Fund Performance Overview

Positive global and domestic economic growth and strong corporate earnings created generally favorable conditions for most equities, driving the U.S. stock market broadly higher. The fund participated fully in the market's rise, producing higher returns than its benchmark on the strength of overweighted exposure to energy stocks and good individual stock selections in most market sectors.

For the six-month period ended June 30, 2007, The Dreyfus Fund Incorporated produced a total return of 7.65%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, provided a total return of 6.96% for the same period.[2]

The Fund's Investment Approach

The fund seeks long-term capital growth consistent with the preservation of capital. Current income is a secondary goal. To pursue these goals, the fund focuses on large-capitalization U.S. companies with strong positions in their industries and catalysts that can trigger a price increase. We use fundamental analysis to create a broadly diversified portfolio composed of a blend of growth stocks, value stocks and stocks that exhibit characteristics of both investment styles. We select stocks based on how shares are priced relative to the underlying company's perceived intrinsic worth, the sustainability or growth of earnings or cash flow, and the company's financial health.

Equity Markets Advance Despite Mixed Economic Data

Conflicting forces buffeted the stock market over the first half of 2007. On the positive side, global economic growth remained strong, inflation generally stayed under control and corporate earnings proved to be stronger than many analysts expected. On the negative side, U.S. economic growth moderated, interest rates inched higher and a slump in the housing market undermined consumer confidence and spending. On balance, however, investors took a favorable view of the investment environment for stocks, driving the S&P 500 Index into record territory and producing gains in most market sectors.

Energy stocks fared particularly well, bolstered by rising oil and gas prices amid robust global demand for energy. The fund took advantage of these conditions, maintaining relatively heavy exposure to energy stocks, such as Diamond Offshore Drilling and Marathon Oil. The basic materials sector, which was driven higher by robust global industrial demand for raw materials, proved to be another market leader. The fund added value with a modestly overweighted position in the basic materials area, with positive contributions derived from holdings such as Rio Tinto, a global metals and minerals mining-and-processing company.

Security Selections Added Value Across a Wide Range of Sectors

The fund outperformed its benchmark in seven of 10 economic sectors, largely due to the success of our security selection strategy. In the information technology area, where the fund produced some of its best relative returns, an emphasis on attractively valued semiconductor stocks, such as Texas Instruments, added significantly to gains. Another top technology holding, Research in Motion, a developer of wireless products, jumped higher after posting better-than-expected first quarter earnings due to rising BlackBerry sales. The consumer staples sector also contributed materially to the fund's relative performance. Top performers included candy and soft drink producer Cadbury Schweppes, which rose on speculation that parts of the company might be sold, and grocery chain SUPERVALU, which benefited from an improved competitive environment and sharply higher earnings.

On the other hand, the fund's performance trailed its benchmark in a few areas. Among financial stocks, the only market sector that failed to deliver positive absolute returns, holdings such as Countrywide Financial and Radian Group were hurt by exposure to the troubled sub-prime lending market. The fund also suffered from underweighted exposure to the telecommunications services sector, which benefited from a rebound in capital spending and proved to be one of the market's stronger areas. We responded by increasing the fund's exposure to telecommunications stocks, roughly matching the benchmark's weighting. Finally, returns in the health care area were undermined by a decline in biotechnology leader Amgen, which faced greater government scrutiny regarding the safety of key drugs and was sold during the reporting period. However, the fund compensated for the drop in Amgen with positive results from other health care investments, such as pharmaceutical developer Schering-Plough, which delivered a better-than-expected earnings report and provided evidence of an improving product pipeline.

The Fund Is Positioned for Moderate Economic Growth

As of the end of the reporting period, we continued to regard the market's condition and prospects as favorable. Stock prices appear to be supported by investors' expectations that inflation is likely to remain in check and the U.S. economy will continue to grow at a moderate rate. Consequently, the fund has maintained diversified exposure across the benchmark's industry groups, with mildly overweighted exposure to the energy sector, where long-term business fundamentals appear attractive; and the consumer staples area, based on the attractive characteristics of individual stocks. We have found fewer opportunities in the industrials sector, where we have shifted assets away from companies that we regard as relatively sensitive to economic trends.

July 16, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in The Dreyfus Fund Incorporated from January 1, 2007 to June 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.76
Ending value (after expenses)	$1,076.50

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2007

Expenses paid per $1,000†	$ 3.66
Ending value (after expenses)	$1,021.17

† Expenses are equal to the fund's annualized expense ratio of .73%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

STATEMENT OF INVESTMENTS

June 30, 2007 (Unaudited)

Common Stocks—99.3%	Shares	Value ($)
Consumer Discretionary—9.8%		
Fortune Brands	183,700	15,131,369
Gap	603,100	11,519,210
Hilton Hotels	252,280	8,443,812
McDonald's	412,317	20,929,211
News, Cl. A	454,970	9,649,914
Ross Stores	222,130	6,841,604
Royal Caribbean Cruises	307,500	13,216,350
SK Equity Fund, LP (Units)	1.288 [c]	0
Staples	668,020	15,852,115
Target	315,160	20,044,176
TJX Cos.	437,110	12,020,525
Walt Disney	375,430	12,817,180
		146,465,466
Consumer Staples—11.0%		
Altria Group	438,210	30,736,049
Cadbury Schweppes, ADR	277,900	15,089,970
Clorox	221,240	13,739,004
Coca-Cola Enterprises	567,830	13,627,920
CVS	422,300	15,392,835
Procter & Gamble	505,195	30,912,882
SUPERVALU	327,870	15,186,938
Wal-Mart Stores	617,000	29,683,870
		164,369,468
Energy—12.1%		
Chevron	204,710	17,244,770
Diamond Offshore Drilling	111,450	11,318,862
ENI, ADR	204,260	14,778,211
ENSCO International	303,200	18,498,232
Exxon Mobil	342,210	28,704,575
Halliburton	252,912	8,725,464
Marathon Oil	320,580	19,221,977
Occidental Petroleum	310,350	17,963,058
Petroleo Brasileiro, ADR	121,020	14,676,095
XTO Energy	499,620	30,027,162
		181,158,406

Common Stocks (continued)	Shares	Value ($)
Financial−20.5%		
American International Group	286,090	20,034,883
AmeriCredit	523,160 a	13,889,898
Bank of America	653,642	31,956,557
Capital One Financial	203,930	15,996,269
CapitalSource	462,260	11,366,973
CIT Group	304,730	16,708,346
Citigroup	654,370	33,562,637
Countrywide Financial	319,590	11,617,097
Freddie Mac	149,130	9,052,191
Hartford Financial Services Group	136,300	13,426,913
JPMorgan Chase & Co.	368,710	17,864,000
Lehman Brothers Holdings	138,150	10,294,938
Merrill Lynch & Co.	329,090	27,505,342
Northern Trust	121,380	7,797,451
Radian Group	231,900	12,522,600
RenaissanceRe Holdings	139,800	8,666,202
SLM	146,480	8,434,318
Travelers Cos.	156,050	8,348,675
Wachovia	508,562	26,063,803
		305,109,093
Health Care−9.6%		
Baxter International	314,750	17,733,015
Galen Partners II, LP (Units)	1.097 c	718,292
Hospira	293,600 a	11,462,144
Medtronic	351,040	18,204,934
Merck & Co.	230,990	11,503,302
Pfizer	652,140	16,675,220
Sanofi-Aventis, ADR	210,950	8,494,957
Schering-Plough	970,550	29,543,542
Thermo Fisher Scientific	325,170 a	16,817,792
Zimmer Holdings	149,420 a	12,684,264
		143,837,462

Common Stocks (continued)	Shares		Value ($)
Industrial—9.7%			
Dover	192,060		9,823,869
Eaton	223,280		20,765,040
Emerson Electric	442,930		20,729,124
General Electric	1,532,210		58,652,999
KBR	275,535	a	7,227,283
L-3 Communications Holdings	94,000		9,154,660
Tyco International	298,500	a	10,086,315
United Technologies	117,690		8,347,752
			144,787,042
Information Technology—16.3%			
Adobe Systems	252,020	a	10,118,603
Apple Computer	94,390	a	11,519,356
Autodesk	202,210	a	9,520,047
Cisco Systems	1,244,943	a	34,671,663
EMC/Massachusetts	722,100	a	13,070,010
Google, Cl. A	41,830	a	21,892,985
Hewlett-Packard	607,720		27,116,466
Maxim Integrated Products	216,500		7,233,265
Microchip Technology	329,840		12,217,274
Microsoft	839,440		24,738,297
NVIDIA	172,100	a	7,109,451
Oracle	805,300	a	15,872,463
QUALCOMM	284,270		12,334,475
Research In Motion	81,600	a	16,319,184
Texas Instruments	506,080		19,043,790
			242,777,329
Materials—3.6%			
Air Products & Chemicals	207,520		16,678,382
Allegheny Technologies	149,550		15,684,804
Rio Tinto, ADR	69,990		21,425,339
			53,788,525

Common Stocks (continued)	Shares	Value ($)
Telecommunication Services–3.4%		
AT & T	563,700	23,393,550
Verizon Communications	670,120	27,588,840
		50,982,390
Utilities–3.3%		
Consolidated Edison	165,910	7,485,859
Dominion Resources/VA	113,210	9,771,155
Sempra Energy	394,940	23,392,296
Southern	243,990	8,366,418
		49,015,728
Total Common Stocks		
(cost $1,159,318,243)		**1,482,290,909**

Other Investment–1.1%		
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $15,925,000)	15,925,000 [b]	**15,925,000**

Total Investments (cost $1,175,243,243)	**100.4%**	**1,498,215,909**
Liabilities, Less Cash and Receivables	**(.4%)**	**(5,570,408)**
Net Assets	**100.0%**	**1,492,645,501**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *Investment in affiliated money market mutual fund.*

[c] *Securities restricted as to public resale. Investment in restricted securities with aggregated market value assets of $718,292 representing .1% of net assets (see below).*

Issuer	Acquisition Date	Purchase Price ($)†	Net Assets (%)	Valuation ($)††
Galen Partners II, LP (Units)	5/6/94-1/3/97	654,778	.1	654,778 per unit
SK Equity Fund, LP (Units)	3/8/95-9/18/96	260,624	0	0 per unit

†   *Average cost per unit.*
†† *The valuation of these securities has been determined in good faith under the direction of the Board of Directors.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	20.5	Health Care	9.6
Information Technology	16.3	Materials	3.6
Energy	12.1	Telecommunication Services	3.4
Consumer Staples	11.0	Utilities	3.3
Consumer Discretionary	9.8	Money Market Investment	1.1
Industrial	9.7		**100.4**

†   *Based on net assets.*
See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2007 (Unaudited)

	Cost	Value
Assets ($):		
Investment in securities-See Statement of Investments:		
Unaffiliated issuers	1,159,318,243	1,482,290,909
Affiliated issuers	15,925,000	15,925,000
Dividends and interest receivable		1,605,205
Receivable for shares of Common Stock subscribed		164,860
Prepaid expenses		11,870
		1,499,997,844
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(a)		944,726
Cash overdraft due to Custodian		5,417,126
Payable for shares of Common Stock redeemed		822,358
Interest payable—Note 2		1,263
Accrued expenses		166,870
		7,352,343
Net Assets ($)		**1,492,645,501**
Composition of Net Assets ($):		
Paid-in capital		1,102,982,084
Accumulated undistributed investment income—net		3,402,683
Accumulated net realized gain (loss) on investments		63,288,068
Accumulated net unrealized appreciation (depreciation) on investments		322,972,666
Net Assets ($)		**1,492,645,501**
Shares Outstanding		
(500 million shares of $1 par value shares of Common Stock authorized)		136,602,996
Net Asset Value, offering and redemption price per share ($)		**10.93**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2007 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends(net of $111,722 foreign taxes withheld at source):	
Unaffiliated issuers	18,744,556
Affiliated issuers	188,333
Income from securities lending	4,406
Total Income	**18,937,295**
Expenses:	
Management fee–Note 3(a)	4,777,557
Shareholder servicing costs–Note 3(a)	395,278
Custodian fees–Note 3(a)	48,130
Professional fees	45,224
Prospectus and shareholders' reports	42,577
Directors' fees and expenses–Note 3(b)	13,735
Registration fees	12,226
Interest expense–Note 2	3,444
Loan commitment fees–Note 2	2,686
Miscellaneous	16,612
Total Expenses	**5,357,469**
Investment Income-Net	**13,579,826**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	65,461,904
Net unrealized appreciation (depreciation) on investments	29,560,530
Net Realized and Unrealized Gain (Loss) on Investments	**95,022,434**
Net Increase in Net Assets Resulting from Operations	**108,602,260**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31, 2006
Operations ($):		
Investment income−net	13,579,826	19,044,286
Net realized gain (loss) on investments	65,461,904	170,636,320
Net unrealized appreciation (depreciation) on investments	29,560,530	16,553,377
Net Increase (Decrease) in Net Assets **Resulting from Operations**	**108,602,260**	**206,233,983**
Dividends to Shareholders from ($):		
Investment income−net	(13,541,814)	(18,402,073)
Net realized gain on investments	(33,052,281)	(157,453,675)
Total Dividends	**(46,594,095)**	**(175,855,748)**
Capital Stock Transactions ($):		
Net proceeds from shares sold	4,083,841	8,593,911
Dividends reinvested	40,501,372	152,316,619
Cost of shares redeemed	(67,846,280)	(148,741,030)
Increase (Decrease) in Net Assets **from Capital Stock Transactions**	**(23,261,067)**	**12,169,500**
Total Increase (Decrease) in Net Assets	**38,747,098**	**42,547,735**
Net Assets ($):		
Beginning of Period	1,453,898,403	1,411,350,668
End of Period	**1,492,645,501**	**1,453,898,403**
Undistributed investment income−net	3,402,683	4,537,689
Capital Share Transactions (Shares):		
Shares sold	381,194	808,651
Shares issued for dividends reinvested	3,717,784	14,564,638
Shares redeemed	(6,284,122)	(13,934,097)
Net Increase (Decrease) in Shares Outstanding	**(2,185,144)**	**1,439,192**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended June 30, 2007 (Unaudited)	Year Ended December 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	10.48	10.28	10.25	9.56	7.72	9.99
Investment Operations:						
Investment income–net[a]	.10	.14	.11	.11	.08	.06
Net realized and unrealized gain (loss) on investments	.70	1.43	.43	.69	1.83	(2.27)
Total from Investment Operations	.80	1.57	.54	.80	1.91	(2.21)
Distributions:						
Dividends from investment income–net	(.10)	(.14)	(.11)	(.11)	(.07)	(.06)
Dividends from net realized gain on investments	(.25)	(1.23)	(.40)	–	–	–
Total Distributions	(.35)	(1.37)	(.51)	(.11)	(.07)	(.06)
Net asset value, end of period	10.93	10.48	10.28	10.25	9.56	7.72
Total Return (%)	7.65[b]	15.58	5.28	8.46	24.94	(22.15)
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.36[b]	.74	.74	.75	.77	.76
Ratio of net investment income to average net assets	.92[b]	1.35	1.13	1.18	.91	.68
Portfolio Turnover Rate	22.82[b]	54.66	58.50	66.66	55.14	49.46
Net Assets, end of period ($ x 1000)	1,492,646	1,453,898	1,411,351	1,503,604	1,517,129	1,316,897

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Fund Incorporated (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with long-term capital growth consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation, (the "Distributor"), a wholly-owned subsidiary of the Manager, served as the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-ended investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statements of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2006 were as follows: ordinary income $39,987,141 and long-term capital gains $135,868,607. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2007 was approximately $122,100, with a related weighted average annualized interest rate of 5.69%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement (the "Agreement") with the Manager, the management fee is payable monthly, based on the following annual percentages of the value of the fund's average daily net assets: .65% of the first $1.5 billion; .625% of the next $500 million; .60% of the next $500 million; and .55% over $2.5 billion.

The Agreement provides for an expense reimbursement from the Manager should the fund's aggregate expenses, exclusive of taxes and brokerage commissions, exceed 1% of the value of the fund's average daily net assets for any full year. No expense reimbursement was required pursuant to the Agreement for the period ended June 30, 2007.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2007, the fund was charged $281,329 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement to provide custodial services for the fund. During the period ended June 30, 2007, the fund was charged $48,130 pursuant to the custody agreement.

During the period ended June 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $818,142, chief compliance officer fees $1,205, custodian fees $31,404 and transfer agency per account fees $93,975.

(b) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(c) Pursuant to an exemptive order from the SEC, the fund may invest its available cash balances in affiliated money market mutual funds. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2007, amounted to $333,458,536 and $397,639,467, respectively.

At June 30, 2007, accumulated net unrealized appreciation on investments was $322,972,666 consisting of $330,595,086 gross unrealized appreciation and $7,622,420 gross unrealized depreciation.

At June 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

For More Information

The Dreyfus Fund Incorporated
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DREVX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



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